UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2008
OR

☐	TRANSITIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to                     .
Commission file number: 0-024399
A.	Full title of the plan and the address of the plan, if different from that of the issuer below:
THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
United Community Financial Corp.
275 West Federal Street
Youngstown, Ohio 44503

REQUIRED INFORMATION
The following financial statements and supplemental schedule for The Home Savings and Loan Company 401(k) Savings Plan are being filed herewith:
Description:
Contents of Financial Statements
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statement of Net Assets Available for Benefits at December 31, 2007 and December 31, 2008.
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.
Notes to Financial Statements
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
The following exhibit is being filed herewith:

Exhibit
No.	Description
23.1	Consent of Crowe Horwath LLP
Independent Auditors

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
FINANCIAL STATEMENTS
December 31, 2008 and 2007

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
Youngstown, Ohio
FINANCIAL STATEMENTS
December 31, 2008 and 2007

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Home Savings & Loan Company
401(k) Savings Plan
Youngstown, Ohio
We have audited the accompanying statements of net assets available for benefits of the Home Savings & Loan Company 401(k) Savings Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP
Cleveland, OH June 25, 2009

See accompanying notes to financial statements.

1.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007
ASSETS

Investments, at fair value (Note 4)
Registered investment companies	$10,183,945	$14,729,692
Common collective fund	428,967	248,863
Money market funds	303	7,959
United Community Financial Corp. common stock	489,344	2,513,896
Loans to plan participants	480,913	496,163

	11,583,472	17,996,573

Receivables
Due from broker	—	1,047

	—	1,047

Cash	3,715	5,398

Total assets	11,587,187	18,003,018

LIABILITIES

Due to broker	3,715	6,339

Total liabilities	3,715	6,339

Net assets reflecting all investments at fair value	11,583,472	17,996,679

Adjustments from fair value to contract value for fully benefit-responsive contracts	33,640	13,274

NET ASSETS AVAILABLE FOR BENEFITS	$11,617,112	$18,009,953

See accompanying notes to financial statements.

2.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments (Note 4)	$(7,371,045)
Interest and dividends	402,013

(6,969,032)

Contributions
Employer	511,716
Participant	1,401,100
Rollovers	138,754

2,051,570

Total additions	(4,917,462)

Deductions from net assets attributed to:
Benefits paid to participants	1,466,640
Administrative expenses	8,739

Total deductions	1,475,379

Net decrease	(6,392,841)

Net assets available for benefits
Beginning of year	18,009,953

End of year	$11,617,112

See accompanying notes to financial statements.

3.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 — DESCRIPTION OF PLAN
The following description of The Home Savings & Loan Company 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General: The Plan was established by The Home Savings & Loan Company (the Company) effective January 1, 1993. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). Employees of the Company are eligible to become a participant in the Plan upon completion of six months of service and after reaching age 20, if not a member of a union with which the Company has a collective bargaining agreement, a nonresident alien, a leased employee, a limited service employee, or a seasonal employee.
Contributions: Participants may authorize up to 100% of their annual pretax compensation, subject to Internal Revenue Code limitations, to be withheld by the Company through payroll deductions. The Plan also allows any participant who has attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The Company may make a matching contribution based on a percentage of participant contributions, as determined each year by the Company. For 2008, the Company matched 50% of up to the first 6% of the participant compensation deferred. Additional amounts may be contributed at the option of the Company and are subject to certain limitations.
Participant Accounts: Each participant account is credited with the participant’s contribution, and an allocation of (a) the Company’s contributions, (b) net investment earnings, and (c) forfeitures. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, including common stock of United Community Financial Corp., the Company’s parent.
Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Any employer contributions vest accordingly to the following schedule:

Years of Service	Vest %
Less than 1	0%
1	0%
2	0%
3	100%
(Continued)

4.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 — DESCRIPTION OF PLAN (Continued)
Forfeited Accounts: At December 31, 2008 and 2007, forfeited non-vested accounts were immaterial. These accounts are first used to restore the previously forfeited account balances of qualifying participants that resume employment with the Company. Any remaining forfeitures are used to reduce future Company contributions or are reallocated to the remaining Plan participants. During 2008, forfeitures of $9,023 were used to reduce employer contributions.
Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.
Payment of Benefits: Participants who have attained age 59-1/2 may elect to withdraw all or part of the value of the participant’s vested account balance. Withdrawals can also be made at any time if an employee encounters a severe financial hardship. Vested amounts are distributed to participants upon termination of employment. Participants may receive their distribution in either a lump sum payment or in installment payments.
Participant Loans: Participants may borrow from their fund accounts up to $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear a fixed interest at the prime rate plus 1% as of the beginning of the quarter. The beginning interest rate is not reset. Principal and interest are paid through payroll deductions.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value (see Note 5). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

5.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures and actual results could differ from those estimates. Estimates of investment valuation are particularly subject to change in the near term.
Payment of Benefits: Benefits are recorded when paid.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, a common collective fund, a money market fund and common stock of the parent of the Company (United Community Financial Corp.). The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Concentration of Credit Risk: At December 31, 2008 and 2007, approximately 4% and 14%, respectively, of the Plan’s assets were invested in United Community Financial Corp. common stock.
Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (FSP) 157-3, Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active. This FSP clarifies the application of FAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

6.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES (Continued)
Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.
Reclassification: Certain items in the prior year financial statements were reclassified to conform to the current presentation.
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

7.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 4 — INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2008
	Units or Shares	Fair Value

Registered Investment Companies
Federated Government Obligations	873,524	$873,524
American Fundamental Investors Fund	30,869	771,105
Victory Diversified Stock Fund	70,462	784,947
American Investment Company of America Fund	36,015	754,877
Davis New York Venture Fund	25,898	611,702
American Growth Fund of America	30,489	624,416
American AMCAP Fund	50,362	607,875

	December 31, 2007
	Units or Shares	Fair Value

United Community Financial Corp. common stock	455,416	$2,513,896
Registered Investment Companies
American Fundamental Investors Fund	31,278	1,327,734
Victory Diversified Stock Fund	72,578	1,289,718
American Investment Company of America Fund	36,428	1,200,317
Davis New York Venture Fund	24,561	982,698
American Growth Fund of America	29,220	993,783
American AMCAP Fund	46,455	936,523
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Shares of common collective fund	$14,420
Shares of registered investment companies	(5,156,530)
United Community Financial Corp. common stock	(2,228,935)

$(7,371,045)

8.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 5 — FAIR VALUE MEASUREMENT
FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
The fair values of registered investment companies and United Community Financial Corp. (UCFC) common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).
The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs). The fair values of money market accounts are estimated to approximate deposit account balances (level 2 inputs).
Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans.

9.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 5 — FAIR VALUE MEASUREMENT (Continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Investments measured at fair value on a recurring basis are summarized below, with the exception of participant loans:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Shares of registered investment companies	$10,183,945	$—	$—
UCFC common stock	489,344	—	—
Common collective fund	—	428,967	—
Money market fund	—	303	—
NOTE 6 — INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan invests in the MetLife Stable Value Fund which is the holder of one MetLife managed guaranteed interest contract, which is a fully benefit responsive contract. MetLife maintains the contributions in its general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of MetLife or otherwise.

10.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 6 — INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)
The investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include Plan termination, Plan merger, premature contract termination initiated by the Company, and certain other Company-initiated events that result in distributions exceeding a set amount. The contract limits the circumstances under which MetLife may terminate the contract. Examples of circumstances which would allow MetLife to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, MetLife could terminate the contract at an amount less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.
The crediting interest rate of the contract is based on an agreed-upon formula with MetLife Issuer, as defined in the contract agreement, with a minimum credited rate of 0%. Such interest rate is reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract. The resulting gain or loss in the fair value of the investment contract relative to its contract value, if any, is reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts.

	2008	2007
Average yields:

Based on annualized earnings (1)	(3.82)%	6.53%
Based on interest rate credited to participants (2)	4.62%	4.69%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

11.

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. Most administrative expenses of the Plan are paid for by the Company. During 2008, the Plan paid fees of $8,739 to its third party administrator, The Standard, for administrative services. Approximately $66,253 of cash dividends were paid to the Plan by United Community Financial Corp. during 2008 based on shares held by the Plan on the dates of declaration. United Community Financial Corp. is the parent of the plan sponsor.
At year-end, the Plan held the following party-in-interest investments (at fair value):

	2008	2007

United Community Financial Corp. common stock	$489,344	$2,513,896
Loans to plan participants	480,913	496,163
Reliance Trust Company MetLife Stable Value Fund	428,697	248,863
NOTE 8 — TERMINATED PARTICIPANTS
Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $98,882 at December 31, 2007. There were no Plan assets allocated to these participants at December 31, 2008.
NOTE 9 — TAX STATUS
The Internal Revenue Service has determined and informed the Company by letter dated February 14, 2005, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

12.

SUPPLEMENTAL SCHEDULE

THE HOME SAVINGS & LOAN COMPANY
401(k) SAVINGS PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Plan Sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

		Common stock
*	United Community Financial Corp.	Common stock, 543,715 shares	**	$489,344

				489,344

		Shares of registered investment companies
	Pioneer Investments	Pioneer Mid-cap Value Fund, 19,117 shares	**	278,350

	Victory Funds	Victory Diversified Stock Fund, 70,462 shares	**	784,947

	AIM Investments	AIM International Growth Fund, 22,404 shares	**	416,044

	Alliance Capital Management	Alliance Bernstein Fund, 43,971 shares	**	513,584

	Alliance Capital Management	Alliance Bernstein Balanced Fund, 4,37 1shares	**	185,649

	American Funds	American Balanced Fund, 39,104 shares	**	538,859

	American Funds	The Bond Fund of America, 31,337 shares	**	337,187

	Davis Funds	Davis New York Venture Fund, 25,898 shares	**	611,702

	American Funds	EuroPacific Growth Fund, 14,855 shares	**	416,076

	American Funds	Fundamental Investors Fund, 30,869 shares	**	771,105

	American Funds	The Growth Fund of America, 30,489 shares	**	624,416

	American Funds	The Investment Company of America Fund, 36,015 shares	**	754,877

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.
(Continued)

13.

Name of Plan Sponsor:	The Home Savings & Loan Company

Employer identification number:	34-0296160

Three digit plan number:	001

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	American Funds	American Funds Company Class A Fund, 11,759 shares	**	$243,056

	MFS Investment Management	MFS Total Return Fund, 49,778 shares	**	569,465

	Franklin Templeton Investments	Franklin Small Mid Cap Growth Fund, 11,807 shares	**	239,573

	Franklin Templeton Investments	Franklin U.S. Government Securities Fund, 61,301 shares	**	405,810

	American Funds	AMCAP Fund, 50,362 shares	**	607,875

	Seligman	Seligman Communications & Information Fund, 9,074 shares	**	220,041

	Thornburg	Thornburg International Value Fund, 21,092 shares	**	402,655

	Pimco Advisors	Pimco Low Duration Fund, 41,311 shares	**	389,150

	Federated Funds	Federated Government Obligations Fund, 873,524 shares	**	873,524

				10,183,945

		Shares of common collective fund
	Reliance Trust Company	MetLife Stable Value Fund, 29,668 shares	**	462,607

				462,607

		Shares of money market funds
	AIM Investments	AIM Money Market Cash Reserves Fund, 303 shares	**	303

				303

*	Participant loans	Participant loans with interest rates ranging from 5% — 8%		480,913

				$11,617,112

*	- Denotes party-in-interest

**	- All investments are participant directed, therefore, historical cost information is not required.

14.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOME SAVINGS AND LOAN COMPANY 401(k) SAVINGS PLAN By: The Home Savings and Loan Company of Youngstown, Ohio Its: Administrator
Date: June 25, 2009	/s/ Patrick W. Bevack
Patrick W. Bevack, President and CEO

THE HOME SAVINGS AND LOAN COMPANY
401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
INDEX TO EXHIBITS

Exhibit
No.	Description
23.1	Consent of Crowe Horwath LLP
Independent Auditors